UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.F. 20549



SCHEDULE 13G


KEYSTONE AUTOMOTIVE INDUSTRIES, INC.
Common Stock
49338N109


Item 1.	a.	Keystone Automotive Industries, Inc.
		b.	700 E. Bonita Avenue
			Pomona, California 91767

Item 2.	a.	D.F. Dent & Company, Inc.
		b.	2 East Read Street, 6th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	49338N109

Item 3.	Investment adviser registered under section 203 of the Investment
		Advisers Act of 1940

Item 4.	a.	778,928
		b.	4.86%
		c.	1.	778,928
			2.	   0
			3.	778,928
			4.
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A